UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38177

CLEMENTIA PHARMACEUTICALS INC.

(Exact name of registrant as specified in its charter)

1000 de la Gauchetiere Street West, Suite 1200

Montreal, Quebec, Canada H3B 4W5

(514) 940-3600

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6 Rule 15d-22(b)	☐ ☐

Approximate number of holders of record as of the certification or notice date: One*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CLEMENTIA PHARMACEUTICALS INC. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CLEMENTIA PHARMACEUTICALS INC.

Date: April 29, 2019	By:	/s/ Steve Forte
Name: Steve Forte Title: Chief Financial Officer

* On April 17, 2019, pursuant to that certain arrangement agreement, dated as of February 24, 2019, among Clementia Pharmaceuticals Inc., a corporation existing under the Canada Business Corporations Act (“Clementia”), Ipsen S.A., a société anonyme existing under the laws of France (“Ipsen”), and 11188291 Canada Inc., a corporation existing under the Canada Business Corporations Act and a wholly owned subsidiary of Ipsen, Ipsen acquired all of the outstanding shares of Clementia.